SVB INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Silicon Valley Bank, a division of First Citizens Bank)
(SEC Identification No. 801-78209 and
8-70327)

Statement of Financial Condition

December 31, 2022

(With Independent Auditors' Report Thereon)

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SVB INVESTMENT SERVICES INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

505 HOWARD STREET
(No. and Street)

SAN FRANCISCO	CA	94105
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jonathan Fonseca	602-423-1389	jfonseca@svb.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Marcum LLP
(Name – if individual, state last, first, and middle name)

10 Melville Park Rd	Melville	NY	11747
(Address)	(City)	(State)	(Zip Code)

10/16/2003	688
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Fonseca _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SVB INVESTMENT SERVICES INC. _____, as of 4/27 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



JACQUELINE M. REZAC
Notary Public - State of Arizona
MARICOPA COUNTY
Commission #551281
Expires September 19, 2022

Signature: _____

Title: _____
Accounting Manager

Jacqueline M. Rezac 4-27-23
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

SVB INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Silicon Valley Bank, a division of First Citizens Bank)

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of **SVB Investment Services, Inc.**

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SVB Investment Services, Inc. (the "Company") as of December 31, 2022 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statement have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 7. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

We have served as the Company's auditor since 2020.

Marcum LLP

Deerfield, Illinois
April 27, 2023

SVB INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of Silicon Valley Bank, a division of First Citizens Bank)

Statement of Financial Condition

December 31, 2022

Assets

Cash held with related party	$	1,499,952
Cash held at other institutions		6,035,196
Cash and cash equivalents		7,535,148
Prepaid expenses		187,033
Restricted cash		250,000
Other		155
Total assets	$	7,972,336

Liabilities and Stockholder's Equity

Liabilities:		
Payable to related party, net	$	113,025
Accrued liabilities		191,295
Total liabilities		304,320
Stockholder's equity:		
Common stock, $0.001 par value, 1,000 shares authorized;		
1,000 shares issued and outstanding		1
Additional paid-in capital		54,593,085
Accumulated deficit		(46,925,070)
Total stockholder's equity		7,668,016
Total liabilities and stockholder's equity	$	7,972,336

See accompanying notes to this financial statement.

SVB INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of Silicon Valley Bank, a division of First Citizens Bank)

Notes to Financial Statement

December 31, 2022

(1)   Organization and Summary of Significant Accounting Policies

SVB Investment Services, Inc. formerly known as SVB Wealth Advisory, Inc. (the "Company") is a wholly owned subsidiary of Silicon Valley Bank (the "Bank"), which is a wholly owned subsidiary of SVB Financial Group (the "Parent"). The Company is incorporated in the state of Delaware. See Note (6) for further information and the Company's ownership changes in March 2023.

The Company is registered as a U.S. broker-dealer in securities under the Securities Exchange Act of 1934 (the "Securities Act"), a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC) and is subject to the regulations therein. The Company offers a broad range of securities products, including, but not limited to: exchange- traded and over-the-counter (OTC) stocks and exchange-traded funds (ETFs); mutual funds and unit investment trusts; security options; access to securities offered as part of an initial public offering (IPO); bonds; and private placement securities. The Company is registered in 45 states including the District of Columbia. The Company is subject to various governmental rules and regulations including the Net Capital Rule set forth in Rule 15c3-1 of the Securities Act. The Company clears all securities transactions through a third-party clearing broker on a fully disclosed basis.

On June 15, 2022, the Company's Board approved the transfer of its Registered Investment Advisor ("RIA") business, including the personnel to support it, to SVB Wealth LLC, which is an affiliate of the Company. The transfer was consummated on July 1, 2022, for total consideration of $1,000. As both entities are wholly owned by the Parent, the transaction is deemed a common control transaction. This business reorganization was designed to allow for synergies within the RIA businesses, by having all Registered Investment Advisor Representatives combined into one legal entity that can operate more efficiently. Ahead of this transaction, in April 2022, SVB Wealth Advisory, Inc. changed its name to SVB Investment Services Inc, to better align with its core brokerage offerings.

(a)   Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates may change as new information is obtained.

(b)   ***Basis of Accounting***

The Company prepares its financial statements in conformity with GAAP.

(c)   ***Cash, Cash Equivalents, and Restricted Cash***

Cash and cash equivalents consist of cash balances due from banks and money market deposit accounts. The Company maintains $250,000 in a restricted cash escrow account with its third-party clearing broker as required by the SEC Uniform Net Capital Rule 15c3-1 for minimum capital requirements.

Cash and cash equivalents	$7,535,148
Restricted cash	250,000
Total cash, cash equivalents, and restricted cash	$7,785,148

(d)   ***Accounts Receivable and Provision for Credit Losses***

Accounts receivable are recorded at the invoiced amount and do not earn interest. The allowance for credit losses is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company has not charged off any receivables in the 12-month period ended December 31, 2022 and there is no balance in the allowance for credit losses as of December 31, 2022.

(e)   ***Premises and Equipment***

Premises and equipment are reported at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or the terms of the related leases, whichever is shorter. The maximum estimated useful lives by asset classification are as follows:

Leasehold improvements	Lesser of lease term or asset life
Furniture and equipment	7 years
Computer software	3 - 7 years
Computer hardware	3 - 5 years

The Company capitalizes the costs of computer software developed or obtained for internal use, including costs related to developed software, purchased software licenses and certain implementation costs.

(f)   Income Taxes

The Company records income taxes as if the Company were to file a separate tax return on a modified stand-alone basis for federal and state income tax purposes. The Company's results are included in the consolidated federal income tax return and state returns of the Parent and its subsidiaries. The Company is subject to a tax sharing agreement that requires the Company to pay its federal and state tax liability periodically. The Company's Parent was placed into receivership with the FDIC on March 10, 2023. The Company continues to operate and function as it did prior to that event. On March 27, 2023, the Parent was acquired by First Citizens Bank & Trust Company ("First Citizens"). The receivership retained all interests in tax allocation agreements or other agreements involving the filing of tax returns, tax payments, tax liabilities, or the allocation of tax assets or liabilities among members of the consolidated group in which the Parent is a member, and any legal interest in, or rights to, the Parent's tax attributes, credits, receivables, net operating losses or deductions. Due to the receivership retaining all rights to tax assets, the Company does not expect to be refunded for its net operating loss or other tax attributes after they are utilized by the consolidated group. Amounts for the current period are based upon estimates and assumptions as of December 31, 2022 and could vary from amounts shown on the tax returns, when filed.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Our federal and state income tax provisions are based upon taxes payable for the current year, current year changes in deferred taxes related to temporary differences between the tax basis and financial statement balances of assets and liabilities. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. A valuation allowance is provided, when it is determined based upon available evidence, that it is more likely than not that some portion of the deferred tax asset will not be realized.

In accordance with ASC 740-10-45-25, the Company has elected to record interest accrued and penalties related to unrecognized tax benefits within the operating expenses. As of December 31, 2022, the Company had not accrued any interest or penalties related to unrecognized tax benefits.

(2)   Income Taxes

The Parent is subject to income tax and non-income based taxes by the U.S. federal tax authorities as well as various state tax authorities. The U.S. and the state of California are major tax filing jurisdictions for the Parent. The Parent is subject to examination by the IRS and tax authorities in various state and local tax jurisdictions. For California, tax years 2013-2014 are under appeals with the Office of Tax Appeals, and tax years 2015-2021 are under examination. U.S. federal tax returns remain open to examination for 2019 and subsequent tax years.

(3)   Related-Party Transactions

The Company is a party to an expense sharing agreement with affiliates in the Parent's consolidated group. The agreement requires that certain direct and indirect expenses be allocated to and from the Company and net settled on a monthly basis.

At December 31, 2022, the Company had a net payable to Bank and affiliates of net $113,025 as shown below:

Receivable from Bank and affiliates	$	27,483
Payable to Bank and affiliates		(140,508)
Payable to Bank and affiliates, net	$	(113,025)

The Company maintains noninterest-earning cash accounts with the Bank, which totaled $1,499,952 as of December 31, 2022. Refer to Note (6) for details regarding the acquisition of the Parent Bank.

(4)   Commitments and Contingencies

(a)   Legal Matters

The Company may be subject to various pending and threatened legal actions, which arise in the normal course of business. The Company's management is not aware of any such pending or threatened litigation.

(b)   *Regulatory Requirements*

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company operates under the Alternative Standard which requires it to keep a minimum amount of net capital equal to the greater of $250,000 or 2% of aggregate debit items as defined in the customer protection rule. The Company does not have any debit items for the year ended December 31, 2022.

As of December 31, 2022, the Company had net capital for regulatory purposes, as defined by SEC Uniform Net Capital Rule 15c3-1 of $6,516,813 which was $6,266,813 in excess of its required net capital of $250,000.

(5)   Financial Instruments, Off-Balance Sheet Arrangement and Credit Risk

(a) Financial Instruments and Off-Balance Sheet Arrangements

The Company does not trade securities for its own account and has not entered into any transactions involving financial instruments, such as financial futures, forward contracts, options, swaps or derivatives that would expose the Company to significant related off-balance sheet risk.

(b) Credit Risk

The Company maintains its cash in a bank deposit account which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk on these cash accounts.

(6)   Subsequent Events

The Company's Parent was placed into receivership with the FDIC on March 10, 2023. The Company continues to operate and function as it did prior to that event. On March 27, 2023, the Parent was acquired by First Citizens. The receivership retained all interests in tax allocation agreements or other agreements involving the filing of tax returns, tax payments, tax liabilities, or the allocation of tax assets or liabilities among members of the consolidated group in which the Parent is a member, and any legal interest in, or rights to, the Parent's tax attributes, credits, receivables, net operating losses or deductions.

(7)   Going Concern

The accompanying financial statement has been prepared using the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The continuation of the Company as a going concern over the next twelve months is dependent upon the continued financial support from its Parent entity, which was placed into receivership on March 10, 2023, and acquired thereafter by First Citizens on March 27, 2023. First Citizens has indicated its

commitment to provide necessary capital and resources to operate SVB Investment Services, Inc., for a period not less than one year from the date of issuance of this financial statement. However, this does not preclude First Citizens from modifying this support at any point in the future resulting from a strategic shift in corporate structure. As a result of the uncertainty of First Citizen's support that may be necessary to provide liquidity, Management has concluded that the Company may not be able to continue as a going concern.